03012899

VF3-6-03

A4
3-7-2003

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SEC FILE NUMBER
8- 052177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Internet Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Frank H. Ogawa Plaza Suite 210
(No. and Street)

Oakland	CA	94612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Beardsley (510)444-5240
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH, D.C.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Michael Beardsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Internet Securities, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CA
County of Alameda
Subscribed and sworn (or affirmed) to before me this 3rd day of Feb, 2003

Deirdre R-Chin
Notary Public

Michael Beardsley
Signature

President & CEO
Title

DIERDRE R. CHIN
Comm. # 1312122
NOTARY PUBLIC CALIFORNIA
Alameda County
My Comm. Expires July 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Internet Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Internet Securities

I have audited the accompanying statement of financial condition of Internet Securities as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Internet Securities as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 17, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Internet Securities
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 40,973
Receivable from related party	37,700
Furniture & equipment, net of $4,862 accumulated depreciation	1,691
Prepaid expenses	405
Deferred income taxes	23,652
Intangible assets, net of $11,646 accumulated amortization	8,249
Total assets	$ 112,670

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 22,166
Income taxes payable	800
Subordinated debt	17,746
Total liabilities	40,712
Stockholder's equity	
Common stock, no par value, 10 million shares authorized, 2.5 million shares issued, and outstanding	2,500
Additional paid-in capital	197,332
Accumulated deficit	(127,874)
Total stockholder's equity	71,958
Total liabilities and stockholder's equity	$ 112,670

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Operations
For the year ended December 31, 2002

Revenue	
Consulting	$ 854
Interest and dividend income	282
Other income	3,000
Total revenue	4,136
Expenses	
Communications	4,593
Occupancy	4,796
Interest	680
Taxes, other than income taxes	3,935
Other operating expenses	22,631
Total expenses	36,635
Income before taxes	(32,499)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (33,299)

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance on January 1, 2002	$ 2,500	$ 138,971	$ (94,575)	$ 46,896
Contributed capital	–	58,361	–	58,361
Net income (loss)	–	–	(33,299)	(33,299)
Balance on December 31, 2002	$ 2,500	$ 197,332	$ (127,874)	$ 71,958

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2002

	Subordinated debt
Balance at January 1, 2002	$ –
Additions (Reductions)	17,746
Balance at December 31, 2002	$ 17,746

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ (33,299)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used by operating activities:		
Depreciation	$ 994	
Amortization	3,979	
Bad debt	3,100	
(Decrease) increase in:		
Accounts payable and accrued expenses	1,337	
Total adjustments		9,410
Net cash and cash equivalents used in operating activities		(23,889)
Cash flows from investing activities:		
Purchase of equipment	(381)	
Net cash and cash equivalents used in investing activities		(381)
Cash flows from financing activities:		
Advances to related party	(37,700)	
Proceeds from additional paid-in capital	58,361	
Net cash and cash equivalents provided by financing activities		20,661
Net decrease in cash and cash equivalents		(3,609)
Cash and cash equivalents at beginning of year		44,582
Cash and cash equivalents at end of year		$ 40,973

Supplemental disclosure of cash flow information:

Cash paid during the year for

Income taxes	$ 800
Interest	$ –

Noncash activity:

The Company reclassified $ 17,746 from accounts payable to subordinated debt.

The accompanying notes are an integral part of these financial statements.

Internet Securities
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Internet Securities (the "Company") was incorporated in the State of California on February 19, 1999. The Company is registered with Securities and Exchange Commission as an introducing broker-dealer of securities that does not receive funds; and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company is an online investment bank focused on the telecommunications industry. The services offered are mergers and acquisitions, private equity underwriting, and equity research.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Intangible assets consist of organization costs, start-up costs and trademark costs. Intangibles are amortized over their estimated useful lives using the straight-line method. Amortization expense for the year ended 2002 was $3,979.

Consulting income consists of fees for trade show presentations for the year 2002. The income is recognized upon receipt, usually before the event. Other income consist of revenue to the Company for compliance issues associated with the hiring of a representative.

Rent expense for the year ended December 31, 2002 was $4,796

Note 2: FURNITURE AND EQUIPMENT

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 161	5
Equipment	141	5
Computers	5,083	5
Software	1,168	3
	6,553	
Less accumulated depreciation	(4,862)	
Furniture and equipment, net	$ 1,691	

Depreciation expense for the year ended December 31, 2002 was $994.

Note 3: SUBORDINATED LOAN AGREEMENT

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The borrowings under subordination loan agreements at December 31, 2002 are listed as follows:

Liabilities subordinated to the claims of general creditors:	
No interest due November 30, 2003	$ 17,746
Total subordinated debt	$ 17,746

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $18,007 exceeded the minimum net capital requirement by $13,007; and the Company's ratio of aggregate indebtedness ($22,966) was 1.25 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Internet Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Stockholder's equity		
Common stock	$ 2,500	
Additional paid-in capital	197,332	
Retained earnings	(127,874)	
Total stockholder's equity		$ 71,958
Add: Liabilities subordinated to the claims of general creditors		
Subordinated loan agreement		17,746
Total stockholder's equity and allowable subordinated liabilities		89,704
Less: Non-allowable assets		
Receivable from related party	(37,700)	
Furniture & equipment, net	(1,691)	
Prepaid expenses	(405)	
Intangible, net	(8,249)	
Deferred income taxes	(23,652)	
Total non-allowable assets		(71,697)
Net capital before haircuts		18,007
Total haircuts and undue concentration		-
Net capital		18,007
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,532	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 13,007
Ratio of aggregate indebtedness to net capital	1.25:1	

There was an $800 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002. The difference was the income tax accrual for $800. This decreases income by $800, and increases income tax payable by $800.

See independent auditor's report.

Internet Securities
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to Internet Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Internet Securities
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Internet Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Internet Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Internet Securities

In planning and performing my audit of the financial statements of Internet Securities for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Internet Securities including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 17, 2003